SIONIX CORPORATION

May 18, 2011

VIA EDGAR

Mr. Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sionix Corporation Amendment No. 3 to Registration Statement on Form S-1 Filing Date: May 12, 2011 File No.: 333-172729

Dear Mr. Ingram:

In response to the verbal comment from Ms. Jessica Kane to the above-referenced filing, which we received on May 13, 2011, we have filed Amendment No. 4 to the Registration Statement on Form S-1.

Aside from filing the exhibits to the agreement entered into with Wenning Poultry, Inc., we have included our quarterly results for the period ended March 31, 2011 in the Amendment.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s direct telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

SIONIX CORPORATION

	By:	/s/ James R. Currier
James R. Currier, Chief Executive Officer

cc: Jessica Kane